UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*



                           Columbia Sportswear Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  198516 10 6
                        --------------------------------
                                 (CUSIP Number)

                                December 31, 2003
          -------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                               Page 1 of 5 pages

                                       13G

CUSIP No.  198516 10 6                                         Page 2 of 5 pages
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Sarah Bany
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) | |
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER
        SHARES
BENEFICIALLY OWNED BY         3,417,545
EACH REPORTING PERSON   --------------------------------------------------------
         WITH            6    SHARED VOTING POWER

                              100,000
                        --------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                              3,417,545
                        --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              100,000
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,517,545
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN




                               Page 2 of 5 pages

Item 1.  Issuer

         (a) The name of the Issuer is Columbia Sportswear Company.

         (b) The Issuer's principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2.  Reporting Person and Security

         (a) This Statement is filed by Ms. Sarah Bany, an individual.

         (b) Ms. Bany's business address is 14375 NW Science Park Drive, Portland, Oregon 97229.

         (c) Ms. Bany is a citizen of the United States of America.

         (d) This Statement relates to shares of Common Stock of Columbia Sportswear Company.

         (e) The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a) / / Broker of dealer registered under Section 15 of the Exchange
             Act;

         (b) / / Bank as defined in section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

         (e) / / An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).





                               Page 3 of 5 pages

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Ms. Bany may be deemed to be the beneficial owner of a total of 3,517,545 shares of Issuer Common Stock. This amount includes (i) 1,252,779 shares held in four grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary; (ii) 100,000 shares held in trust, of which Ms. Bany's husband is trustee, for the benefit of Ms. Bany's children; and (iii) 21,405 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 2003. Pursuant to Rule 13d-4, this filing shall not be construed as an admission that Ms. Bany is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities identified in clause(ii) of this paragraph.

         (b) Ms. Bany's beneficial ownership of Issuer Common Stock represented approximately 8.8% of the 40,048,347 issued and outstanding shares of such stock as of October 31, 2003, as reported in the Issuer's most recently filed quarterly report.

         (c) (i) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to vote or direct the vote of 3,417,545 shares.

                  (ii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to vote or direct the vote of 100,000 shares.

                  (iii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to dispose or direct the disposition of 3,417,545 shares.

                  (iv) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to dispose or direct the disposition of 100,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10.  Certifications

                  Not applicable.



















                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           February 10, 2004
                                                           --------------------
                                                                  Date


                                                           /s/ SARAH BANY
                                                           --------------------
                                                                 Sarah Bany











































                               Page 5 of 5 pages